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                              August 25, 2022

       Jeffrey L. Tate
       Executive Vice President and Chief Financial Officer
       Leggett & Platt, Incorporated
       No. 1 Leggett Road
       Carthage, Missouri 64836

                                                        Re: Leggett & Platt,
Incorporated
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 22,
2022
                                                            File No. 001-07845

       Dear Mr. Tate:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       General

   1. We note that you provided more expansive disclosure in your 2022 Sustainability Report than you provided in
your SEC filings. Please advise us what consideration you gave to providing the same type
of climate-related disclosure in your SEC filings as you provided in your 2022
Sustainability Report.
       Risk Factors, page 17

   2. Disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as policy and regulatory changes that could
impose operational and compliance burdens, market trends that may alter business
opportunities, credit risks, or technological changes.
 Jeffrey L. Tate
FirstName   LastNameJeffrey
Leggett & Platt, IncorporatedL. Tate
Comapany
August  25, NameLeggett
            2022         & Platt, Incorporated
August
Page  2 25, 2022 Page 2
FirstName LastName
3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
31

4. It appears you have identified climate-related projects in your Sustainability Report, such as projects to reduce carbon emissions and energy use. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.
5. To the extent material, please discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions;
             increased demand for generation and transmission of energy from alternative energy sources; and
             any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
6. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
             severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
             quantification of material weather-related damages to your property or operations;
              and
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.
         As applicable, provide us with quantitative information in your response for the periods covered by your Form 10-K.
7. Disclosure on page 25 of your Form 10-K states that you have experienced increased property insurance premiums, in part, due to enhanced weather-related risks. Please provide us with quantitative information regarding the weather-related impact on the cost of insurance during the periods for which financial statements are presented in your Form
         10-K and tell us about any expected changes in future periods.
8. We note your disclosure on page 56 about compliance costs related to climate change.
         Please tell us about and quantify any compliance costs related to climate change for each of the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.
 Jeffrey L. Tate
Leggett & Platt, Incorporated
August 25, 2022
Page 3
9. If material, please provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for future periods as part of your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 or Sergio Chinos at 202-551-7844 with any questions.



FirstName LastNameJeffrey L. Tate                             Sincerely,
Comapany NameLeggett & Platt, Incorporated
                                                              Division of
Corporation Finance
August 25, 2022 Page 3                                        Office of
Manufacturing
FirstName LastName